

August 15, 2008

Mr. John Ballard
Longwei Petroleum Investment Holding Ltd.
30 Guanghau Avenue, Wan Bailin District
Taiyuan City, Shanxi Province, Shanxi, China 030024

> **RE:** **Longwei Petroleum Investment Holding Ltd.**
> **Registration Statement on Form S-1/A7**
> **Filed July 17, 2008**
> **File No. 333-146921**

Dear Mr. Ballard :

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please continue to monitor the need to update your financial statements.

Summary Consolidated Financial Data, page 6

2. We note your response to comments one and two of our letter dated July 11, 2008. We have previously requested that you ensure that your financial information is accurately and consistently disclosed throughout your filing. We note that your net income per share for the year ended June 30, 2007 as disclosed on page 6 in your summary

consolidated financial data is inconsistent with the same disclosure on page 19 in your selected consolidated financial data. Please modify your disclosure to ensure that the disclosures are consistent.

Quantitative and Qualitative Disclosure About Market Risk, page 37

3. We note your response to comment three of our letter dated July 11, 2008. Your revised disclosure currently indicates that the Chinese government has unofficially placed a limit of 40% on consolidated gross profits. Your disclosure further indicates that the Chinese government is not concerned with gross margins on services such as agency fees. However, your gross margins on services impact your consolidated gross profits. Please clarify how the Chinese government regulates consolidated gross profits but is at the same time unconcerned about gross profits on services.

Exhibit 23

We note that the consent of you independent registered public accountant does not reference your current filing. In this manner, the consent references your registration statement on Form S-1/A #6 to be filed on our about June 24, 2008. Please provide a consent from your independent registered public accountant that applies to your most recent filed document.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Michael E. Karney at (202) 551-3847 or, in his absence, me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: R. Schwall
        J. Davis
        J. Cannarella
        M. Karney

        via facsimile
        John Ballard 303-979-7879